EXHIBIT 99.2
[LETTERHEAD OF BEAR, STEARNS & CO. INC.]
May 12, 2007
The Board of Directors
The Thomson Corporation
Metro Center
One Station Place
Stamford, CT 06902
Ladies and Gentlemen:
We understand that The Thomson Corporation (“Thomson”) and Reuters Group PLC (“Reuters”) intend to enter into the Combination Agreements (as defined below), pursuant to which Thomson and Reuters shall be combined through the implementation of a dual listed company structure (the “DLC Transaction”). Following implementation of the DLC Transaction, Thomson and Reuters shall continue as separate legal entities, but they shall be managed and operated, through contractual arrangements, as if they were a single economic enterprise (the “Combined Group”). Pursuant to the DLC Transaction, Reuters shareholders would be, pursuant to a scheme of arrangement effected under English law, entitled to receive 352.5 pence per share in cash and an equity participation in the Combined Group based on an equalization ratio of 0.1600 Thomson shares for each Reuters share (together, the “Consideration to be Issued”). Shares of Thomson will remain outstanding following consummation of the DLC Transaction and need not be exchanged for their holders to participate as shareholders in the Combined Group. Upon consummation of the DLC Transaction, Thomson shareholders will, collectively, hold approximately 75% of the economic and voting interests of the Combined Group, while Reuters shareholders will, collectively, hold approximately 25% of the economic and voting interests of the Combined Group. You have provided us with copies of each of the Combination Agreements in substantially final form.
You have asked us to render our opinion as to whether the Consideration to be Issued in connection with the DLC Transaction is fair, from a financial point of view, to Thomson.
In the course of performing our review and analyses for rendering this opinion, we have:
▪	reviewed the most recent drafts provided to us as of May 11, 2007 of each of the following agreements (collectively, the “Combination Agreements”), and related exhibits and schedules:
o	Implementation Agreement

o	Equalization and Governance Agreement

o	SVC Special Voting Agreement

o	Thomson Corporation Deed of Guarantee

The Board of Directors
The Thomson Corporation
May 12, 2007

o	Reuters Group PLC Deed of Guarantee
▪	reviewed Thomson’s Annual Reports on Form 40-F for the years ended December 31, 2004, 2005 and 2006, and its Reports of Foreign Private Issuer on Form 6-K filed since December 31, 2006;

▪	reviewed Reuters’ Annual Reports on Form 20-F for the years ended December 31, 2004, 2005 and 2006, and its Reports of Foreign Private Issuer on Form 6-K filed since December 31, 2006;

▪	reviewed certain operating and financial information relating to Thomson’s business and prospects, including projections for the five years ended December 31, 2011 (the “Thomson Projections”), all as prepared and provided to us by Thomson’s management;

▪	reviewed certain operating and financial information relating to Reuters’ business and prospects, including publicly available projections for the five years ended December 31, 2011, published by certain equity research analysts who report on Reuters and who were specifically identified to us by Thomson’s management (the “Reuters Projections” and, together with the Thomson Projections, the “Projections”);

▪	reviewed certain estimates of cost savings and other combination benefits (“Synergy Estimates”) expected to result from the DLC Transaction, all as prepared and provided to us by Thomson’s management;

▪	met with certain members of Thomson’s senior management to discuss Thomson’s and Reuters’ respective businesses, operations, historical and projected financial results and future prospects;

▪	reviewed the historical prices, trading multiples and trading volumes of the common shares of Thomson and Reuters;

▪	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Thomson and Reuters;

▪	reviewed the terms of recent mergers and acquisitions involving companies which we deemed generally comparable to Thomson and Reuters;

▪	performed discounted cash flow analyses based on the Projections and the Synergy Estimates furnished to us;

▪	reviewed the pro forma financial results, financial condition and capitalization of the Combined Group after giving effect to the implementation of the DLC Transaction; and

▪	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

The Board of Directors
The Thomson Corporation
May 12, 2007

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Thomson and Reuters or obtained by us from public sources, including, without limitation, the Projections and Synergy Estimates. With respect to the Thomson Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Thomson as to the expected future performance of Thomson. For purposes of our reviews and analyses of Reuters and after discussions with Thomson’s senior management, with your consent, we have relied upon the publicly available Reuters Projections; in doing so, we have further relied on representations that the Reuters Projections reflect the best currently available estimates and judgments of the senior management of Thomson as to the expected future performance of Reuters. We note that no projections relating to Reuters were made available to Thomson or us by Reuters’ management. We have also assumed, with your consent and without independent verification, that the Synergy Estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of senior management of Thomson and that such Synergy Estimates will be achievable in the amounts and on the schedule reflected therein. We note that, in rendering our opinion herein, based on the instruction of Thomson and with its consent and generally consistent with public company takeover practice in the United Kingdom, we have conducted a limited due diligence review of Reuters. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections and Synergy Estimates, and we have further relied upon the assurances of the senior management of Thomson that they are unaware of any facts that would make the information, Projections and Synergy Estimates incomplete or misleading.
In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Thomson or Reuters, nor have we been furnished with any such appraisals. We have assumed that all conditions precedent to the consummation of the DLC Transaction set forth in the Combination Agreements will be satisfied in accordance with the terms of such agreement without material modifications, waiver or delay and that the DLC Transaction will be consummated in a timely manner and in accordance with the terms of the Combination Agreements without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Thomson, Reuters or the Combined Group. With respect to tax, accounting and similar matters, we have relied, with your consent, on the advice of tax, accounting, legal and other representatives of Thomson and have assumed that the DLC Transaction will not have any material adverse consequences to Thomson, Reuters or the Combined Group. In addition, we have assumed, with Thomson’s consent, that the final executed form of each of the Combination Agreements will not differ in any material respect from the drafts that we have examined and that each party to the Combination Agreements will comply with the terms of the Combination Agreements.
We do not express any opinion as to the price or range of prices at which the common shares of Thomson or the ordinary shares of Reuters may trade subsequent to the announcement or consummation of the DLC Transaction.

The Board of Directors
The Thomson Corporation
May 12, 2007

We have acted as a financial advisor to Thomson in connection with the DLC Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the DLC Transaction. In addition, Thomson has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Bear Stearns has previously been engaged by Thomson to provide investment banking and other services on matters unrelated to the Transaction, for which we have received (or expect to receive) customary fees. Bear Stearns may seek to provide Thomson, Reuters and their respective affiliates certain investment banking and other services unrelated to the DLC Transaction in the future.
Bear Stearns, Bear Stearns Corporate Lending Inc. and Thomson have entered into an Interim Loan Agreement dated May 12, 2007 (the “Interim Loan Agreement”), a portion of the proceeds of which may be used by Thomson to consummate the DLC Transaction. Thomson has agreed, under certain circumstances, to pay Bear Stearns customary fees for its services in connection with the Interim Loan Agreement, a substantial portion of which is contingent on successful consummation of the DLC Transaction. Borrowings under the Interim Loan Agreement and any financing, derivative or other transactions executed by Bear Stearns and/or any of its affiliates arising out of or relating to the DLC Transaction or otherwise will be negotiated, entered into and on an arm’s length basis. Thomson has undertaken to make its own analyses and decisions with respect to any such other transactions without reliance upon this opinion letter, our related presentation and analyses or any other services or advice provided by Bear Stearns as Thomson’s financial advisor in connection with the DLC Transaction.
Consistent with applicable legal and regulatory requirements, Bear Stearns has adopted policies and procedures to establish and maintain the independence of Bear Stearns’ research departments and personnel. As a result, Bear Stearns’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Thomson, Reuters, the DLC Transaction and other participants in the DLC Transaction that differ from the views of Bear Stearns’ investment banking personnel.
In the ordinary course of business, Bear Stearns and its affiliates may actively trade for its own account and for the accounts of its customers equity and debt securities, bank debt and/or other financial instruments issued by Thomson and/or Reuters and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives.
It is understood that this letter is intended for the benefit and use of the Board of Directors of Thomson and does not constitute a recommendation to the Board of Directors of Thomson or any holders of Thomson common stock as to how to vote in connection with the DLC Transaction or otherwise. This opinion does not address Thomson’s underlying business decision to pursue the DLC Transaction, the relative merits of the DLC Transaction as compared to any alternative business strategies that might exist for Thomson, the financing of the DLC Transaction or the effects of any other transaction in which Thomson might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred

The Board of Directors
The Thomson Corporation
May 12, 2007

to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any information circular or prospectus to be distributed to the holders of Thomson common shares in connection with the DLC Transaction. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.
Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Issued in connection with the DLC Transaction is fair, from a financial point of view, to Thomson.
Very truly yours,
BEAR, STEARNS & CO. INC.

By:	/s/ Eric A. Rutkoske

Eric A. Rutkoske
Senior Managing Director